Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For The Six Months Ended June 30,
	2012	2011
	(in millions, except for ratio)
Earnings
Income before income taxes	$260	$329
Income from equity investees	(7)	(8)

Income before income taxes before adjustment for income from equity investees	253	321
Fixed charges	146	128
Distributed income of equity investees	6	6
Allowance for funds used during construction	(1)	(1)

Total earnings available for fixed charges	$404	$454

Fixed charges
Interest and debt expense	$145	$127
Interest component of rent	1	1

Total fixed charges	$146	$128

Ratio of earnings to fixed charges	2.8	3.5

For purposes of computing these ratios, earnings means income before income taxes before:

•	income from equity investees, adjusted to reflect actual distributions from equity investments; and

•	fixed charges;

less

•	allowance for funds used during construction

Fixed charges means the sum of the following:

•	interest costs;

•	amortization of debt costs; and

•	that portion of rental expense which we believe represents an interest factor.